UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                 MedImmune, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    584699102
             -------------------------------------------------------
                                 (CUSIP Number)

                              Bernd Diethelm Honer
                      c/o Summit Asset Management Co., Inc.
                                    Suite 445
                               666 Plainsboro Rd.
                              Plainsboro, NJ 08536
                                  609-275-1890
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 9, 1997
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 584699102                                           Page 2 of 6 Pages



   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bernd Diethelm Honer

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |_|


   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         PF, OO

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                1,349,553


  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY                  -0-

      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           1,349,553

     PERSON
                    10     SHARED DISPOSITIVE POWER
      WITH
                              -0-

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,349,553

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%

  14     TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 584699102             SCHEDULE 13D                  Page 3 of 6 Pages
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Item 1.   Security and Issuer.

         The title of the class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of MedImmune, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 35 West Watkins Mill Road, Gaithersburg, MD 20878.

Item 2.   Identity and Background.

         This Statement is being filed on behalf of Bernd Diethelm Honer. Mr. Honer is a private investor and a citizen of the Federal Republic of Germany. During the last five years, Mr. Honer has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

         On January 10, 1997, Hudson Trust, a grantor trust of which Mr. Honer is the sole grantor ("Hudson" and, together with Mr. Honer, the "Reporting Person"), purchased 60,000 Shares for cash consideration in the aggregate amount of $932,500. The funds used for acquiring such Shares were from the investment accounts of the Reporting Person. In addition, on January 9, 1997, as a result of owning certain limited partnership interests described below, the Reporting Person received aggregate distributions of 281,246 Shares from HealthCare Ventures I,

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CUSIP NO. 584699102             SCHEDULE 13D                  Page 4 of 6 Pages
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L.P., HealthCare Ventures II, L.P. and HealthCare Partners I, L.P.
(collectively, the "Partnerships"). Hudson is a limited partner in each of the Partnerships.

Item 4.   Purpose of Transaction.

         The Reporting Person purchased the Shares, and intends to retain the Shares received pursuant to certain partnership distributions, solely for investment purposes. Mr. Honer expects that he will, from time to time, review his investment position in the Issuer and may, depending on market and other conditions, increase or decrease such investment position. He does not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

         (a) As of the date hereof, Mr. Honer is the beneficial owner of 1,349,553 Shares, which represents approximately 6.2% of the outstanding Shares of the Issuer. This percentage has been calculated from information contained in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission for the quarterly period ended September 30, 1996.

         (b) Mr. Honer has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all Shares beneficially owned by him. Mr. Honer does not share the power to vote or direct the disposition of any Shares beneficially owned by him.

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CUSIP NO. 584699102             SCHEDULE 13D                  Page 5 of 6 Pages
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         (c) Other than the transactions described in this Statement, The
Reporting Person has not effected any other transactions in the Shares during the 60 days preceding January 10, 1997 or subsequently thereto.

         (d) None.

         (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

         None.

Item 7.   Material to be filed as Exhibits.

         None.

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CUSIP NO. 584699102             SCHEDULE 13D                  Page 6 of 6 Pages
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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Dated:  January 21, 1997                      BERND DIETHELM HONER


                                              By:  /s/ Peter M. Rup
                                                   Peter M. Rup, as duly
                                                   authorized attorney-in-fact*



--------
* Power of attorney has been previously filed with the Securities and Exchange Commission in connection with the Reporting Person's Schedule 13G and is incorporated by reference herein.